TORM plc
Birchin Court
20 Birchin Lane
London, EC3V 9DU
United Kingdom
December 17, 2021
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	TORM plc Registration Statement on Form F-3 (File No. 333-261514)
Ladies and Gentlemen:
The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on December 6, 2021, be accelerated so that it will be made effective at 12:00 p.m. Eastern Time on December 22, 2021, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith Billotti at (212) 574-1274 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

TORM plc

By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer